

News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES ITS CEO RESIGNATION AND NEW APPOINTMENT

Santiago, Chile – December 5, 2008 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") announces the resignation of its CEO, Mr. José Molés, and the appointment of Mr. Oliver Flögel as the new Chief Executive Officer for Telefónica Chile, subject to the Company's Board approval to be held in December 2008. This appointment will be effective January 2, 2009.

Mr. Flögel joined Telefónica's Group in 1995 and, since then, has performed several functions in Finance and Corporate Development areas in the fixed and mobile operations of Argentina, Brazil and Spain. Since 2003, he has been the CEO for the mobile operation of Telefónica's Group in Chile.

Mr. Emilio Gilolmo, Telefónica Chile's President, expressed his gratitude to Mr. José Molés for his management and wished him well now that he has decided to retire from Telefónica's Group. Mr. Gilolmo added that Mr. Molés contribution had allowed the Company to be the leader and the competitive Company of today, offering multiservices and an enthusiastic vision for the future.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Verónica Gaete - María José Rodríguez
Diego Sáenz
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville
THE GLOBAL CONSULTING GROUP
Tel: 646-284-9416
E-mail:
ldomville@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.